UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-32410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese Corporation
222 West Las Colinas Blvd., Suite 900N
Irving, TX 75039

CELANESE AMERICAS RETIREMENT SAVINGS PLAN

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	5

Notes to Financial Statements	6

Supplemental Schedule*

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2019	13

Signatures	14

Index to Exhibits	15
______________________________

*
Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Benefits Committee and Investment Committee of the
Celanese Americas Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2011.

Dallas, Texas
June 26, 2020

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2019	2018
	(In $ thousands)
ASSETS
Investments
At fair value	761,960	646,199
Total investments	761,960	646,199
Receivables
Contributions - employer	14,067	13,234
Notes receivable from Participants	14,161	11,804
Accrued interest and dividends	74	77
Total receivables	28,302	25,115
Cash and cash equivalents - non-interest bearing	174	—
Total assets	790,436	671,314
LIABILITIES
Administrative expenses payable	348	324
Total liabilities	348	324
Net assets available for benefits	790,088	670,990

See the accompanying notes to the financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2019
(In $ thousands)
Investment income (loss)
Net appreciation (depreciation) of investments	136,683
Interest, investments at fair value	1
Dividends	1,649
Other income (loss)	40
Total investment income (loss)	138,373
Interest, notes receivable from Participants	721
Contributions
Employer, net of forfeitures - 2019: $391	30,931
Participants	27,838
Rollovers	6,076
Total contributions	64,845
Administrative expenses	(1,076)
Withdrawals and distributions	(88,163)
Net transfers into (from) plan	4,398
Net increase (decrease)	119,098
Net assets available for benefits
Beginning of year	670,990
End of year	790,088

See the accompanying notes to the financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The Celanese Americas Retirement Savings Plan (the "Plan") is a participant-directed, defined contribution plan sponsored by Celanese Americas LLC, a member-managed Delaware limited liability company (the "Company"), an indirect, wholly-owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants in the Plan should refer to the Plan document for more complete details of the Plan's provisions.
Under resolutions passed by Celanese US Holdings LLC, the sole member of the Company (the "Member"), the Benefits Committee and Investment Committee have been assigned governance for the guidance, control and administration of the Plan assets. Each committee and its members is a named fiduciary of the Plan in accordance with Section 402(a) of ERISA.
The Investment Committee is responsible for the guidance, control and administration of the Plan assets. These responsibilities include, but are not limited to, the following:

•	The adoption of an investment policy statement;

•	The selection and monitoring of the Plan's third party service providers such as trustee/custodial bank, investment managers and consultants;

•	The routine review and evaluation of each of the Plan's investment options relative to investment guidelines, performance benchmarks and other relevant criteria; and

•	The routine review and control of Plan investment costs.
The Benefits Committee is responsible for the administration and operations of the Plan. These responsibilities include, but are not limited to, the following:

•	The determination of eligibility for participation or benefits and to construe the terms of the Plan;

•	To enact rules and regulations to carry out the provisions of the Plan;

•	The evaluation of the Plan's administrative procedures; and

•	To decide Plan claims or appeals.
Under the authority of the Member, either committee may delegate any part of its authority to one or more individuals. The delegation or sub-delegation to other individuals does not relieve either committee of its fiduciary responsibility with respect to the Plan. The Investment Committee meets at least four times a year to report on the Plan's investment performance and other matters relevant to the Plan. The Benefits Committee meets on an as-needed basis.
The Plan uses third party providers to administer the Plan and its assets. These services include, but are not limited to, the following:

•
Trustee - a requirement under ERISA that Plan assets be held separate with a trustee institution, typically a bank. The trustee has certain defined responsibilities under ERISA. State Street Bank & Trust Company is the Trustee, as defined by the Plan.

•
Investment management - as a matter of policy, the Plan has elected to employ external investment advisors to manage all of the Plan's assets. Varying investment options with different risk and reward characteristics are included in the Plan.

•	Record keeping - each Participant account balance must be accurately maintained.

•	Education and communication - a program of reports and educational materials designed for the Participants.

•	Performance measurement - performance of each investment manager, including performance versus relevant benchmarks, individual portfolio characteristics and risk analytics.

•
Consultants - the Plan may use consultants on a full-time retainer basis or on a project basis to provide a variety of specialized services, including plan design, investment manager searches and investment manager monitoring.

The Investment Committee, Benefits Committee or any third party provider shall discharge their respective responsibilities with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use. These actions are to be consistent with Plan provisions and investment policies, objectives and guidelines.
Eligibility
Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire. Participants are automatically enrolled in the Plan at a before-tax contribution rate of 6% unless the Participant chooses to opt out of the Plan. After automatic enrollment, Participant contributions are invested in one of the Plan's default target-date retirement portfolio funds based on the Participant's date of birth and an assumed retirement age of 65, unless the Participant selects other investment fund options.
Participant Contributions
Participants may contribute up to 50% of their eligible compensation, as defined by the Plan document, through payroll deductions. Participant contributions are subject to certain Internal Revenue Code ("IRC") limitations. Participants may designate contributions as either "before-tax", "after-tax" or a combination of both. Participants' before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the IRC.
The Plan also allows participants to make Roth 401(k) contributions. Under the Roth 401(k) contribution election, participants' contributions are made from after-tax contributions that will be tax-free at the time of distribution. Participants are allowed to elect both traditional 401(k) and Roth 401(k) contributions into the Plan. However, the total of the traditional 401(k) and Roth 401(k) contributions are not allowed to exceed the maximum contribution set for the Plan each year. Consistent with the traditional 401(k) contribution election, the Roth 401(k) contributions may be invested in any of the available investment options.
Company Contributions
Under the provisions of the Plan document, the Company matches Participant contributions of each individual Participant's eligible compensation. The Company matches 6% of each individual Participant's eligible compensation and also provides Participants with an annual retirement contribution of 5% of each individual Participant's eligible compensation. Unlike the Company's matching contribution, employees are eligible for an annual retirement contribution regardless of whether the employee contributes to the Plan.
To be eligible for the annual retirement contribution, Participants must be employed on December 31 of the preceding year (or have died during that year). The annual retirement contribution is made by the Company during the year following the year in which it is earned and is recorded as a contribution receivable from the employer in the statement of net assets available for benefits. See Note 9 for additional information.
Vesting
All Participant contributions, including any investment income, appreciation or depreciation, are fully vested at all times. Company match contributions to active Participants, including any investment income, appreciation or depreciation, are also vested at all times. Prior to January 1, 2008, Participants vested in employer match contributions after completing three years of vesting service. Participants hired before January 1, 2008 with unvested Company match contributions, and not actively employed on January 1, 2008, retain employer match contributions in their account and forfeit unvested Company match contributions upon request for distribution.
Active Participants vest in the annual retirement contribution, including any investment income, appreciation or depreciation, after completing three years of vesting service beginning with date of hire. Participants with unvested annual retirement contributions, and not actively employed by the Company, retain the annual retirement contributions in their account and forfeit unvested annual retirement contributions upon request for distribution.

Forfeitures
Forfeitures are limited to:

•	Unvested company match contributions, including any investment appreciation or depreciation, retained by Participants hired before January 1, 2008 and not actively employed on January 1, 2008.

•	Unvested annual retirement contributions, including any investment appreciation or depreciation, retained by Participants not actively employed by the Company.
Forfeited Company contributions of $107,900 as of December 31, 2019 were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.
Distributions and Withdrawals
A Participant's entire vested account balance is eligible for distribution upon termination of employment, retirement, disability or death. Participants who suffer a financial hardship, as defined in the Plan document, may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Company contributions to the Plan shall not be payable on withdrawals made before the Participant reaches the age of 59 1/2. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.
Participant Accounts
Each Participant's account is credited with the Participant's contributions, the appropriate amount of Company contributions and an allocation of the Plan's earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account balance.
Notes Receivable from Participants
Active Participants with a vested account balance of at least $2,000 may borrow up to the lesser of 50% of the vested account balance or $50,000, less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with certain exceptions. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month in which the loan was requested, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2019 was 4.3% to 9.3% with maturities ranging from 2020 to 2047.
Each loan is adequately secured through the balance in the Participant's plan account. If a Participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the Participant in the year of default. If the Participant has an outstanding loan and takes a distribution of his or her plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the Participant.

Investments
As of December 31, 2019, Plan Participants may direct the investment of their account in 1% increments among any of the following investment options:

Investment Option	Investment Manager
In Retirement Fund	BlackRock Institutional Trust Co.
2025 Retirement Fund	BlackRock Institutional Trust Co.
2030 Retirement Fund	BlackRock Institutional Trust Co.
2035 Retirement Fund	BlackRock Institutional Trust Co.
2040 Retirement Fund	BlackRock Institutional Trust Co.
2045 Retirement Fund	BlackRock Institutional Trust Co.
2050 Retirement Fund	BlackRock Institutional Trust Co.
2055 Retirement Fund	BlackRock Institutional Trust Co.
2060 Retirement Fund	BlackRock Institutional Trust Co.
S&P 500 Index Fund	BlackRock Institutional Trust Co.
International Stock Fund	BlackRock Institutional Trust Co.
Small-Cap Core Fund	BlackRock Institutional Trust Co.
1-3 Year Government/Credit Bond Index Fund	BlackRock Institutional Trust Co.
Money Market Fund	BlackRock Institutional Trust Co.
Core Bond Fund	Fidelity Institutional Asset Management
Celanese Stock Fund	State Street Global Advisors
A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another, subject to trading restrictions. Each of the Plan's investment options is managed for the Plan by independent investment managers who employ a specific set of investment criteria endorsed and monitored by the Investment Committee.

•	Celanese Stock Fund
The Celanese Stock Fund is a "stock bonus plan" (as defined by U.S. Treasury Regulation §1.401-1 (b)(i)(iii)) with a primary investment in common shares of Celanese Corporation. Participants cannot contribute to the Celanese Stock Fund more than 20% of the Participants' total contributions to the Plan. There is a 30-day restriction on reentry into the Celanese Stock Fund after a sale of stock. State Street Global Advisors is the named fiduciary of the Celanese Stock Fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held.
Trustee purchases and sales of Celanese Corporation stock for the fund are as follows:

Year Ended December 31, 2019
Number of shares purchased	14,900
Average price of shares purchased	$107.10
Number of shares sold	56,529
Average price of shares sold	$110.03

2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP") for all periods presented.
Fair Value Measurement
The Company determines fair value based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers assumptions that market participants would use when pricing the asset or liability. Market participant assumptions are categorized by a three-tiered fair value hierarchy which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. Valuations for fund investments, such as common/collective trusts, which do not have readily determinable fair values, are typically estimated using a net asset value ("NAV") provided by a third party as a practical expedient.
The levels of inputs used to measure fair value are as follows:
Level 1 - unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company
Level 2 - inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 - inputs that are unobservable in the marketplace and significant to the valuation
Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.
Risks and Uncertainties
The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the financial statements.
Use of Estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from Participants are measured at their unpaid principal balance. Defaulted notes receivable from Participants are reclassified as taxable distributions based on the terms of the Plan document; thus, no allowance for doubtful accounts has been recorded as of December 31, 2019 and 2018.
Payment of Benefits
Benefits are recorded when paid.

3. Fair Value
The Plan's investments are measured at fair value on a recurring basis and include the following items:
Common/collective trusts: Composed of various funds whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities and short-term investments. Investments are valued at the NAV of units held by the Plan at year-end as a practical expedient. There are currently no redemption restrictions or other significant restrictions preventing the sale of these investments. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.
Corporate stock: Valued at the closing price reported on the active market in which the individual securities are traded. Automated quotes are provided by multiple pricing services and validated by the Plan custodian. These securities are traded on exchanges as well as in the over-the-counter market.
Short-term investment funds: Composed of various funds whose portfolio is comprised of foreign and domestic currencies as well as short-term securities. Investments are valued at the NAV of units held by the Plan at year-end. There are currently no redemption restrictions or other significant restrictions preventing the sale of these investments. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.
The fair values of plan investments are as follows:

	As of December 31,
	2019	2018
	(In $ thousands)
Investments
Common/collective trusts(1)	687,875	584,852
Corporate stock(2)	28,654	24,684
Short-term investment funds(1)	45,431	36,663
Total investments, at fair value	761,960	646,199
______________________________

(1)
In accordance with Financial Accounting Standards Board Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

(2)	Classified as a Level 1 measurement in the fair value hierarchy.
4. Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA.
5. Federal Income Taxes
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 29, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

6. Administrative Expenses
Administrative expenses are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions and related fees are paid from the respective funds from which they are levied, assessed or incurred. Certain administrative expenses of the Plan may be paid by the Company. Expenses not paid by the Company are paid by the Plan.
7. Related Party and Parties-in-Interest
Certain Plan investments are shares of short-term investment funds managed by State Street Bank & Trust Company, the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. Because the Company is the Plan sponsor, transactions involving the common stock of the Company qualify as party-in-interest and related party transactions. The Plan also invests in the common stock of the Company as well as makes loans to Participants, both of which qualify as parties-in-interest to the Plan. All of these party-in-interest transactions are exempt from prohibited transaction rules.
8. Reconciliation of Financial Statements to Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	As of December 31,
	2019	2018
	(In $ thousands)
Net assets available for benefits per the financial statements	790,088	670,990
Contributions receivable - employer	(14,067)	(13,234)
Accrued administrative expenses	(389)	(359)
Net assets available for benefits per Form 5500	775,632	657,397
A reconciliation of the net increase (decrease) in net assets per the financial statements for the year ended December 31, 2019 to the Form 5500 is as follows:

(In $ thousands)
Net increase (decrease) in net assets per the financial statements	119,098
Change in accrued contributions receivable - employer	(833)
Change in accrued administrative expenses	(30)
Net increase (decrease) in net assets per Form 5500	118,235
The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan's financial statements.
9. Subsequent Event
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic, which continues to spread worldwide. The pandemic has negatively impacted the values of investment securities and led to significant volatility in values. This market volatility has affected, and may continue to affect, the fair values of Plan assets, including investments in Celanese Corporation common stock. Plan management expects that the pandemic may continue to adversely affect the values and volatility of investment securities, but is not able to reasonably estimate the extent or duration of the negative impact. In June 2020, the Company temporarily suspended the 5% annual retirement contribution for applicable employees, which would have been contributed in 2021. Any further related financial impacts cannot be reasonably estimated at this time.
In 2020, Plan management elected to implement certain provisions of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, including allowing eligible participants to take a coronavirus-related distribution of up to $100,000 during fiscal year 2020 and delaying loan repayments until December 31, 2020.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Plan # 001)
CELANESE AMERICAS LLC EIN: 22-1862783 05MT
December 31, 2019

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	(E) Current Value
		Shares/Par	Rate of Interest	Maturity
	SHORT-TERM INVESTMENT FUNDS
	BGI MONEY MARKET FD FOR EBT	45,431,439.970			**	$45,431,439.97
	TOTAL SHORT-TERM INVESTMENT FUNDS	45,431,439.970				$45,431,439.97

	CORPORATE STOCKS - COMMON
*	CELANESE CORP	232,733.000			**	$28,654,086.96
	TOTAL CORPORATE STOCKS - COMMON	232,733.000				$28,654,086.96

	COMMON/COLLECTIVE TRUSTS
	1-3 YEAR GOV/CREDIT BD IDX FUND F	4,556,230.314			**	$51,662,184.28
	BR EQUITY INDEX FUND F	3,284,895.076			**	206,510,375.31
	BR LIFEPATH IDX RTRMNT FUND F	3,429,056.209			**	74,886,815.64
	BR LIFEPATH IDX 2025 FUND F	2,542,127.832			**	55,857,158.00
	BR LIFEPATH IDX 2030 FUND F	2,363,415.052			**	57,522,213.58
	BR LIFEPATH IDX 2035 FUND F	1,835,881.885			**	42,907,680.65
	BR LIFEPATH IDX 2040 FUND F	1,034,275.456			**	26,730,435.45
	BR LIFEPATH IDX 2045 FUND F	1,423,241.128			**	34,395,468.34
	BR LIFEPATH IDX 2050 FUND F	1,358,388.247			**	27,017,527.20
	BR LIFEPATH IDX 2055 FUND F	532,067.217			**	13,739,784.57
	BR LIFEPATH IDX 2060 FUND F	67,299.877			**	1,012,331.48
	MSCI ACWI EXUS IMI INDEX	1,923,357.979			**	28,066,985.98
	FIAM CORE PLUS COMMINGLED POOL	1,402,238.830			**	30,484,672.16
	RUSSELL 2000 FUND F	713,310.393			**	37,081,226.79
	TOTAL COMMON/COLLECTIVE TRUSTS	26,465,785.495				$687,874,859.43

	LOANS TO PARTICIPANTS - OTHER
*	LOANS TO PARTICIPANTS	14,160,476.370	4.3 to 9.3	Various maturity dates	—	$14,160,476.37
	TOTAL LOANS TO PARTICIPANTS - OTHER	14,160,476.370				$14,160,476.37
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES	86,290,434.835				$776,120,862.73
______________________________
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan
By:	/s/ SCOTT A. RICHARDSON
Scott A. Richardson
Executive Vice President and Chief Financial Officer,
Celanese Corporation
President, Celanese Americas LLC

June 26, 2020

INDEX TO EXHIBITS

Exhibits will be furnished upon request for a nominal fee, limited to reasonable expenses.
Exhibit Number                    Description

23.1*	Consent of Independent Registered Public Accounting Firm of Celanese Americas Retirement Savings Plan, Whitley Penn LLP.
*     Filed herewith.